Exhibit 13.3



seedinvest
New HealthTech Deal

20/20 GeneSystems | Early-Stage Cancer Detection: .



20/20 GeneSystems | Early Stage Cancer Detection

20/20 GeneSystems, a digital diagnostics company with the mission of reducing cancer mortality through early detection, is now accepting reservations on SeedInvest.

After deploying its lung cancer detection product, which was administered to over 3,500 individuals, the company is now set to launch OneTest™. OneTest™ is believed to be the first multi-cancer early detection blood test powered by machine learning algorithms built with data from tens of thousands of individuals.

- 20/20 is backed by Ping An Ventures, the strategic investment arm of one of China's leading health insurance and digital health companies.

- The company has 7 issued patents with numerous patent applications pending worldwide.

- 20/20 has been awarded with more than $6mm in government grants and contractions from the National Institutes of Health (NIH) in support of cancer diagnostic technologies.

20/20 GeneSystems is now accepting reservations for its Series B round via Regulation A+. By reserving shares, you will have the opportunity to invest ahead of the public launch.

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The Inaugural Reg A+ Rundown

Now Accepting Reservations

20/20 GeneSystems | Early-Stage Cancer Detection

$12mm Series B — $26 pre-money valuation

20/20 GeneSystems, a digital diagnostics company with the mission of reducing cancer mortality through early detection, has filed its draft Form 1-A and is now accepting reservations.

After the testing of its lung cancer detection product, which was administered to over 3,500 individuals, the company is now set to launch OneTest™. OneTest™ is what 20/20 GeneSystems believes to be the first multi-cancer early detection blood test powered by machine learning algorithms built with data from tens of thousands of individuals.

- 20/20 is backed by Ping An Ventures, the strategic investment arm of one of China's leading health insurance and digital health companies
- Awarded more than $6mm in government grants and contractions from the National Institutes of Health (NIH) in support of cancer diagnostic technologies

By reserving shares, you will have the opportunity to invest ahead of the public launch once the company is qualified by the SEC.

RESERVE SHARES

More about Reg A+

On June 19, 2015, three years after the JOBS Act was signed, Title IV (Regulation A+) of the JOBS Act went into effect, allowing private early-stage companies to raise money from all Americans. Reg A+ is a type of offering which allows private companies to raise up to $50mm from the public. Companies looking to raise capital via Reg A+ first must file with the SEC and get qualification before launching their offering.

Reg A+ raises enable companies to grow and galvanize their communities, allowing them to cultivate a group of loyal customers / investors, with clear benefits:

- Stock owners spend an average of 54% more than non-stock owners

- Investors visit the company website 68% more frequently

- Customers who own shares refer 2x as many people, increasing virality

Last year, SeedInvest closed the largest round ever on an equity crowdfunding platform, when Knightscope raised $20mm via Regulation A+.

Questions? Email us. We're happy to help.

20/20 GeneSystems is is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the “Commission”) and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from 20/20 GeneSystems: https://www.seedinvest.com/2020.genesystems

NowRx, and HyperSciences, Inc are offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: NowRx: https://www.seedinvest.com/nowrx, HyperSciences, Inc: https://www.seedinvest.com/hypersciences.inc



seedinvest

Weekly Roundup

Now Accepting Reservations



20/20 GeneSystems | Now Accepting Reservations

20/20 GeneSystems, a digital diagnostics company with the mission of reducing cancer mortality through early detection, has filed its draft Form 1-A and is now accepting reservations.

After the testing of its lung cancer detection product, which was administered to over 3,500 individuals, the company is now set to launch OneTest™. OneTest™ is what

20/20 GeneSystems believes to be the first multi-cancer early detection blood test powered by machine learning algorithms built with data from tens of thousands of individuals.

- 20/20 is backed by Ping An Ventures, the strategic investment arm of one of China's leading health insurance and digital health companies

- Awarded more than $6mm in government grants and contractions from the National Institutes of Health (NIH) in support of cancer diagnostic technologies

By reserving shares, you will have the opportunity to invest ahead of the public launch once the company is qualified by the SEC.

[**RESERVE**]

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Questions? Email us. We're happy to help.

note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.
